UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the six-month period ended June 30, 2009 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on August 11, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No  ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On August 11, 2009, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended June 30, 2009. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
June 30, 2009 and 2008

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2009 and 2008
and for the six month periods ended June 30, 2009 and 2008
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	2
Consolidated Statements of Income	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2009	2008
		ThUS$	ThUS$
ASSETS

Current assets
Cash		22,160	29,381
Time deposits	32	254,931	6,436
Marketable securities	4	191,757	54,582
Accounts receivable, net	5	325,305	357,835
Other accounts receivable, net	5	11,020	11,847
Accounts receivable from related companies	6	61,289	50,965
Inventories, net	7	632,382	535,989
Recoverable taxes		43,185	34,801
Prepaid expenses		6,353	6,774
Deferred income taxes	15	50,559	-
Other current assets		61,920	51,135
Total current assets		1,660,861	1,139,745

Property, plant and equipment, net	8	1,189,358	1,004,161

Other Assets
Investments in related companies	9	35,857	34,236
Goodwill, net	10	30,813	33,077
Negative goodwill, net	10	(1,222)	(1,279)
Long-term accounts receivable, net	5	1,232	1,056
Long-term accounts receivable from related companies	6	-	2,000
Intangible assets, net		2,783	3,463
Other long-term assets	11	38,864	35,196
Total Other Assets		108,327	107,749
Total assets		2,958,546	2,251,655

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2009	2008
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	98,500	71,740
Current portion of long-term debt	12	100,641	455
Obligations with the public (commercial papers)	13	55,295	-
Current portion of bonds payable	13	15,541	8,654
Dividends payable		824	474
Accounts payable		139,569	120,530
Other accounts payable		377	406
Notes and accounts payable to related companies	6	-	255
Accrued liabilities	14	51,893	48,718
Withholdings		9,825	7,142
Income taxes		16,973	34,591
Deferred income		27,722	79,511
Deferred income taxes	15	-	2,514
Other current liabilities		2,358	3,691
Total current liabilities		519,518	378,681

Long-term liabilities
Long-term bank debt	12	235,000	180,000
Long-term Obligations with the Public (Bonds)	13	651,329	301,063
Other accounts payable		324	586
Deferred income taxes	15	58,486	49,241
Long-term accrued liabilities	16	43,557	35,062
Total long-term liabilities		988,696	565,952

Minority interest	17	42,711	51,359

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	160,754	163,187
Retained earnings	18	769,481	615,090
Total shareholders' equity		1,407,621	1,255,663
Total liabilities and shareholders' equity		2,958,546	2,251,655

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the six months ended
		June 30,
	Note	2009	2008
		ThUS$	ThUS$
Operating results

Sales		665,664	787,120
Cost of sales		(393,853)	(502,854)
Gross margin		271,811	284,266
Selling and administrative expenses		(39,956)	(41,942)
Operating income		231,855	242,324

Non-operating results
Non-operating income	20	13,195	23,120
Non-operating expenses	20	(34,841)	(24,418)
Non-operating loss		(21,646)	(1,298)
Income before income taxes		210,209	241,026
Income tax expense	15	(42,464)	(43,081)
Income before minority interest		167,745	197,945
Minority interest	17	1,650	(7,449)
Net income before negative goodwill		169,395	190,496
Net income		169,395	190,496

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a)).

		For the six months ended
	Note	2009	2008
		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		169,395	190,496
Charges (credits) to income not representing cash flows
Depreciation expense	8	73,513	50,754
Amortization of intangible assets		332	350
Write-offs and accruals		48,500	19,259
Gain on equity investments in related companies		(2,253)	(9,666)
Loss on equity investments in related companies		731	34
Amortization of goodwill	10	1,088	1,113
(Profit) loss on sales of assets		(193)	(708)
Los from sale of investments		-	(1,388)
Other credits to income not representing cash flows		(2,211)	(8,855)
Other charges to income not representing cash flows		77,023	99,173
Foreign exchange difference, net		6,270	2,927
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		4,837	(69,311)
Inventories		(102,222)	(155,832)
Other assets		(13,238)	(5,357)
Accounts payable		(23,984)	1,045
Interest payable		10,899	(143)
Net income taxes payable		(134,887)	(19,116)
Other accounts payable		(21,993)	-
VAT and taxes payable		10,441	(12,846)
Minority interest	17	(1,650)	7,449
Net cash provided from operating activities		100,398	89,378

Cash flows from financing activities
Proceeds from bank financing		199,500	70,240
Bonds payable		372,347	-
Payment of dividends		(243,961)	(115,455)
Repayment of bank financing		(130,000)	-
Payment of obligations with the public		(2,788)	(3,138)
Payment of expenses for the issuance and placement of bonds payable		(4,447)	-
Net cash used in financing activities		190,651	(48,353)

Cash flows from investing activities
Sales of property, plant and equipment		1,717	1,552
Sales of permanent investments		-	1,688
Other investing income		55	-
Additions to property, plant and equipment		(143,634)	(103,432)
Capitalized interest		(7,507)	(4,264)
Other disbursements		(1,816)	(367)
Net cash used in investing activities		(151,185)	(104,823)

Effect of inflation on cash and cash equivalents		16,256	(4,465)
Net change in cash and cash equivalents		156,120	(68,263)
Beginning balance of cash and cash equivalents		323,920	164,213
Ending balance of cash and cash equivalents		480,040	95,950

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

The subsidiary registered in the Superintendency of Securities and Insurance registry of securities is as follows:

Soquimich Comercial S.A., Registration No. 0436 dated January 11, 1993.

Note 2 – Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.P. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai – FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	99.99	99.99
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60.64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared for the six month period as of June 30, 2009 and 2008.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars.  As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year.  For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.3% and 3.2% in 2009 and 2008, respectively).  The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end.  In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i) Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been  translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 531.76 per US$1 at June 30, 2009 and Ch$ 526.05 per US$1 at June 30, 2008.

ii)Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month.  The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

b)The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2009 and 2008 generated net earnings (loss) of ThUS$ (6,270) and ThUS$ (2,927) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2009	2008
	US$	US$
Brazilian Real	1.95	1.59
New Peruvian Sol	3.01	3.19
Argentine Peso	3.81	3.04
Japanese Yen	96.01	106.42
Euro	0.71	0.63
Mexican Peso	13.18	10.30
Australian Dollar	0.81	1.04
Pound Sterling	0.50	0.50
Ecuadorian Sucre	1.00	1.00
South African Rand	7.70	7.83

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

Included in cash and cash equivalents are cash and bank balances included in cash, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines cash flows from operating activities as all inflows and outflows of cash that are directly related to its operations and, in general, all cash flows not defined as being from investing or financing activities.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moisture, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)	Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.
Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.
Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989.  Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract.  The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state.  Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid.  Such fees, which are paid annually in September, are recorded as prepaid assets to be amortized over the following twelve months.  Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity.  Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired.  Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill.
Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

Modification of fair value, goodwill or negative goodwill are performed within a year from the date of acquisition.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

Prospecting expenses for mining claims where the product is low grade and not economically exploitable, are charged directly to income.

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of  8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants.  Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2008 financial statements.

u)	Revenue recognition

Income from the operation of the line of business of the Company and its Subsidiaries, is recorded as of the date of physical delivery of the products in accordance with the sales conditions stated in Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

Income from sales by installments is determined discounting the cash nominal value, using the interest rate implicit for this type of sale.  In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it is recognized as interest income.

v)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1.819 dated November 14, 2007 of the SVS, computer systems acquired by the Company are recorded at cost

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued.  The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

y)	Negotiable Instruments – Promissory Notes

Negotiable Instruments with a charge to line No. 46 of the Securities Registry of the Superintendence of Securities and Insurance are valued in Chilean pesos plus accrued interest.

z)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value.  The amount determined is presented under accrued expenses in long-term liabilities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 2 - Summary of Significant Accounting Policies (continued)

aa)	Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the closing date of the financial statements.

ab)	Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered recognized on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 3 - Changes in Accounting Principles

During the period ended June 30, 2009, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)).

Note 4 - Marketable Securities

As of June 30 marketable securities are detailed as follows:

	2009	2008
	ThUS$	ThUS$

Mutual funds	191,757	54,582
Total	191,757	54,582

Mutual funds relate to investments made in 'Citifunds Institutional Liquid Reserve Limited' for ThUS$ 65,524 (ThUS$ 53,270 in 2008) in 'Merrill Lynch Institutional Liquidity Fund' for ThUS$ 63,265 (ThUS$ 1,312 in 2008), in JPM USDollar Money Market Fund ThUS$ 62,968 (ThUS$ 0 in 2008).

These institutions are high-liquidity funds dedicated to invest basically in fixed income instruments in the U.S. market.

Note 5 - Short-term and long-term Accounts Receivable

Short term and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	242,367	243,802	60,708	66,463	303,075	310,265
Allowance for doubtful accounts					(14,732)	(8,587)
Notes receivable	27,892	13,856	12,291	48,750	40,183	62,606
Allowance for doubtful accounts					(3,221)	(6,449)
Accounts receivable, net					325,305	357,835

Other accounts receivable	11,940	7,374	571	5,621	12,511	12,995
Allowance for doubtful accounts					(1,491)	(1,148)
Other accounts receivable, net					11,020	11,847

Long-term receivables					1,232	1,056

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

					Asia and		USA, Mexico		Latin America
	Chile		Europe		Oceania		and Canada		and the Caribbean		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	54,508	145,244	112,610	106,499	18,576	5,853	45,036	41,594	57,613	2,488	288,343	301,678
% of total	18.90%	48.15%	39.06%	35.30%	6.44%	1.94%	15.62%	13.79%	19.98%	0.82%	100.00%	100.00%
Net short-term notes receivable
Balance	33,356	52,995	-	-	-	-	-	-	3,606	3,162	36,962	56,157
% of total	90.24%	94.37%	-	-	-	-	-	-	9.76%	5.63%	100.00%	100.00%

Net short-term other accounts receivable
Balance	9,507	8,737	562	2,224	10	142	396	671	545	73	11,020	11,847
% of total	86.27%	73.75%	5.10%	18.77%	0.09%	1.20%	3.59%	5.66%	4.95%	0.62%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	97,371	206,976	113,172	108,723	18,586	5,995	45,432	42,265	61,764	5,723	336,325	369,682
% of total	28.95%	55.99%	33.65%	29.41%	5.53%	1.62%	13.51%	11.43%	18.36%	1.55%	100.00%	100.00%

Long-term accounts receivable, net
Balance	1,203	1,056	29	-	-	-	-	-	-	-	1,232	1,056
% of total	97.65%	100.00%	2.35%	-	-	-	-	-	-	-	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	98,574	208,032	113,201	108,723	18,586	5,995	45,432	42,265	61,764	5,723	337,557	370,738
% of total	29.20%	56.11%	33.54%	29.33%	5.51%	1.62%	13.45%	11.40%	18.30%	1.54%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price.
Expiration conditions for each case vary depending on the transaction which generated it.

On April 21, 2008, Inversiones SQ S.A. and SQH S.A., acquired from Yara Netherland B.V. 49% of the shares of the privately-held shareholders’ company, Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

a)	Amounts included in balances with related parties as of June 30, 2009 and 2008 are as follows:

	Short-term		Long-term
	2009	2008	2009	2008
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	7,985	9,056	-	-
Nutrisi Holding N.V.	1,711	1,924	-	-
Ajay Europe S.A.R.L.	1,549	5,058	-	-
Ajay North America LLC	1,906	5,704	-	-
Abu Dhabi Fertilizer Industries WWL	3,712	7,737	-	2.000
NU3 B.V.	3,348	1,960	-	-
NU3 N.V.	619	744	-	-
Sales de Magnesio Ltda.	334	104	-	-
SQM Agro India	252	544	-	-
Misr Specialty Fertilizers (MSF)	121	886	-	-
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Kowa Company Ltd.	14,228	16,109	-	-
SQM East Med Turkey	914	1,131	-	-
SQM Thailand CO. LTD.	245	-	-	-
Minera Saskatchewan (PCS)	24,357	-	-	-
Total	61,289	50,965	-	2,000

b)	Amounts included in balances with related parties as of June 30, 2009 and 2008, continued:

	Short-term
	2009	2008
	ThUS$	ThUS$
Accounts payable

SQM Thailand Co. Ltd.	-	255
Total	-	255

There were no outstanding long-term accounts payable with related parties as of June 30, 2009 and 2008

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

c)           During 2009 and 2008, principal transactions with related parties were as follows:

		Type of	Amount of		Impact on income
Company	Relationship	transaction	Transaction		(charge) credit
			2009	2008	2009	2008
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	6,474	13,510	2,222	4,255
Doktor Tarsa Tarim Sanayi AS	Indirect	Sales of products	2,416	8,851	736	3,689
Abu Dhabi Fertilizer Ind. WWL	Indirect	Sales of products	1,741	5,962	505	1,820
	Indirect	Income financial	54	42	54	42
Ajay Europe S.A.R.L.	Indirect	Sales of products	3,726	12,145	1,703	4,027
	Indirect	Income financial	5	5	5	5
	Indirect	Dividends	-	118	-	-
NU3 B.V.	Indirect	Sales of products	6,021	6,434	903	1,426
	Indirect	Services	52	54	52	54
Ajay North America LLC	Indirect	Sales of products	6,277	16,858	2,932	5,867
	Indirect	Dividends	308	564	-	-
Kowa Company Ltd.	Shareholder	Sales of products	27,366	47,001	11,168	19,185
SQM Agro India PYT Ltda.	Indirect	Sales of products	-	362	-	129
Misr Specialty	Indirect	Sales of products	-	733	-	297
	Indirect	Income financial	-	3	-	3
Nutrisi	Indirect	Income financial	25	51	25	51
SQM Eastmed Turkey	Indirect	Sales of products	-	134	-	49
Sales de Magnesio Ltda.	Indirect	Sales of products	406	377	147	139
	Indirect	Dividends	385	-	-	-
Minera Saskatchewan (PCS)	Shareholder	Sales of products	19,400	-	10,147	-

Note 7 - Inventories

Net inventories are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Finished products	348,216	344,241
Work in process	254,429	159,202
Supplies	29,737	32,546
Total	632,382	535,989

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2009	2008
	ThUS$	ThUS$
Land
Land	80,686	80,534
Mining Concessions	30,086	30,086
Total	110,772	110,620

Buildings and infrastructure
Buildings	175,871	151,900
Installations	387,000	313,243
Construction-in-progress	282,337	236,671
Other	230,623	208,744
Total	1,075,831	910,558

Machinery and Equipment
Machinery	600,752	541,451
Equipment	154,462	133,449
Project-in-progress	66,250	36,678
Other	40,178	19,999
Total	861,642	731,577

Other fixed assets
Tools	11,069	9,489
Furniture and office equipment	16,130	15,719
Project-in-progress	25,346	11,071
Other	12,799	9,769
Total	65,344	46,048

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2009	2008
	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
	61,379	61,379
Total property, plant and equipment	2,174,968	1,860,182

Less: Accumulated depreciation
Buildings and infrastructure	(434,524)	(362,675)
Machinery and equipment	(480,785)	(421,007)
Other fixed assets	(30,580)	(33,655)
Technical appraisal	(39,721)	(38,684)
Total accumulated depreciation	(985,610)	(856,021)
Net property, plant and equipment	1,189,358	1,004,161

	2009	2008
	ThUS$	ThUS$
Depreciation for the six month period ended June 30:

Buildings and infrastructure	(38,775)	(24,253)
Machinery and equipment	(31,756)	(24,464)
Other fixed assets	(2,522)	(1,467)
Technical revaluation	(460)	(570)
Total depreciation	(73,513)	(50,754)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2009	2008
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(568)	(536)
Total assets in leasing	1,420	1,452

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note 9 - Investments in and Receivables from Related Parties

a)           Information on foreign investments

Foreign subsidiaries do not have net income destined for remittance, since it is the Company’s policy to reinvest. This policy has been continuously applied.

The parent company has not entered into liabilities as hedge instruments for investments abroad.

b)           Transactions executed in 2009

* During the period ended June 30, 2009, there are no investments in related companies.

c)           Transactions executed in 2008

* On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$ 1,387.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note  9 - Investments in and Receivables from Related Companies (continued)

d)           Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

Detail of investments in related companies

Tax		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of		Net income (loss)		Equity
Number	Company	origin	Currency	shares	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	12,848	15,741	6,465	7,398	-1,856	5,317	6,465	7,398
0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	13,702	11,664	5,397	4,731	1,831	848	6,714	5,715
0-E	Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	-	50.00	50.00	21,623	16,534	10,811	8,267	1,671	6,756	10,811	8,267
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	10,190	10,454	3,516	4,628	-	930	5,095	5,227
0-E	Abu Dhabi Fertilizer
	Industries WWL	UAE	US$	1,961	50.00	50.00	11,196	9,200	5,598	4,600	600	4,488	5,598	4,600
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,458	4,917	2,117	2,335	-208	662	2,117	2,335
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	40.00	40.00	3,333	3,212	1,333	1,285	131	681	1,333	1,285
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	626	1,793	313	896	337	535	313	896
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	444	120	222	60	-	-68	222	60
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	641	687	21	23	-	-	21	23
0-E	Agro India Limitada	India	US$	-	49.00	49.00	130	27	64	13	-62	-	64	13

Total									35,857	34,236

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

As established in Technical Bulletin No. 72, issued by the Chilean Association of Accountants, ThUS$57 en el 2009 (MUS$636 en 2008) have been adjusted to the negative goodwill account related to lawsuits with third parties paid, which as of the date of determination of negative goodwill did not meet the requirements to be treated as identifiable liabilities that could be recognized.

These relate to lawsuits with factoring companies which as of the acquisition date were identified with results favorable to our company.

Goodwill and negative goodwill and the related amortization are summarized as follows:

a)           Goodwill
		June 30, 2009		June 30, 2008
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	72	1,084	72	1,229
96801610-5	Comercial Hydro S.A.	86	650	111	908
79947100-0	SQM Industrial S.A.	556	17,247	556	18,360
0-E	SQMC México S.A. de C.V.	28	697	28	752
0-E	Comercial Caiman Internacional S.A.	11	74	11	97
0-E	SQM Dubai- Fzco	51	1,630	51	1,732
0-E	Iodine Minera B.V.	284	9,431	284	9,999
Total		1,088	30,813	1,113	33,077

b)           Negative Goodwill

		June 30, 2009		June 30, 2008
			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

78602530-3	Minera Nueva Victoria S.A.	-	1,222	-	1,279
Total		-	1,222	-	1,279

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Engine and equipment spare-parts, net (1)	501	2,728
End of agreement bonus	690	930
Mine development costs	23,939	24,355
Income taxes recoverable	244	389
Healthcare institution guarantee in the National Healthcare Service Fonasa	325	328
Construction of Salar-Baquedano road	990	1,110
Deferred loan issuance costs (2)	1,160	253
Cost of issuance and placement of bonds (3)	10,505	4,570
Other	510	533
Total	38,864	35,196

(1) According to analyses conducted, at each year-end, this item  includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.

(2) Relates to the portion to be accrued of negotiation costs of long-term loans.

(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)           Short-term bank debt is detailed as follows:
	2009	2008
	ThUS$	ThUS$
Bank or financial institution

Banco de Chile	-	20,080
Scotiabank Sud Americano	10,157	-
BBVA Chile	30,450	-
Banco Estado	40,640	-
Banco Santander Santiago	-	50,160
HSBC Bank Chile	14,739	-
Other	2,514	1,500
Total	98,500	71,740
Annual average interest rate	4.48%	3.66%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)           Long-term bank debt is detailed as follows:
	2009	2008
	ThUS$	ThUS$
Bank or financial institution

BBVA Banco Bilbao Vizcaya Argentaria (1)	175,080	100,229
ING Capital LLC (2)	80,114	80,226
Banco Estado (3)	30,425	-
Export Development Can (4)	50,022	-
Total	335,641	180,455

Less: Current portion	(100,641)	(455)

Long-term portion	235,000	180,000

(1)  ThUS$ 75,000 loan without guarantee, variable interest rate currently at 3.625% per annum, quarterly payment. The principal is due on June 30, 2012.
ThUS$ 100,000 loan without guarantee, variable interest rate currently at 1.06% per annum, quarterly payment. The principal is due on March 03, 2010.
(2)U.S. dollar-denominated loan without guarantee, variable interest rate currently at 1.55% per annum, semi-annually payment. The principal is due on November 28, 2011.
(3) U.S. dollar-denominated loan without guarantee, variable interest rate currently at 5.0513% per annum, semi-annually payment. The principal is due on March 23, 2011.
(4)U.S. dollar-denominated loan without guarantee, variable interest rate currently at 2.6613% per annum, semi-annually payment. The principal is due on December 24, 2010.

c)           The maturity of long-term debt is as follows:

	2009	2008
	ThUS$	ThUS$
Years to maturity
Current portion	100,641	455
1 to 2 years	80,000	100,000
3 to 5 years	155,000	80,000
Total	335,641	180,455

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Commercial Papers and Bonds Payable)
Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%.

As of June 30, 2009 and 2008 ThUS$15,541 and ThUS$8,654 are presented in the short-term, respectively, corresponding to the short-term portion of principal plus interest accrued as of that date.  The amounts of ThUS$651,329 in 2009 and ThUS$301,063 in 2008 are presented in the long-term, and correspond to the principal installments of the Series C Bonds, Single Series bonds, Series G bonds and Series H bonds, Series J bonds, Series I bonds.

As of June 30, 2009 and 2008 the following payments have been made with a charge to the line of Series C bonds:

	2009		2008
	UF	ThUS$	UF	ThUS$
Capital payments	75,000	2,787	75,000	3,261

Interest payments	53,470.80	1,987	56,441.40	2,454

Single series bonds

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of June 30, 2009 and 2008 the following payments have been made with a charge to the single Series line of bonds:

	2009	2008
	ThUS$	ThUS$

Interest payments	6,125	6,125

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Commercial Papers and Bonds Payable) (continued)

Series G and H Bonds

On January 13, 2009 the Company placed two series of bonds in the Chilean market.  Series H for UF 4,000,000 (ThUS$139,216) at an annual rate of 4.9% with a 21-year term, with biannual amortization of principal beginning in 2019 and Series G for ThCh$21,000,000 (ThUS$34,146) which was placed at a 5-year term with one single amortization upon maturity at an annual interest rate of 7%.

Series "J" and "I" Bonds
———————

On May 8, 2009 the Company placed two series of bonds in the domestic market.  Series J for ThCh$52,000,000 (ThUS$92,456) was placed at a 5-year term, with single amortization upon maturity and a 5.5% annual interest rate and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a 5-year term, with single amortization upon maturity and a 3.00% annual interest rate.

2. Commercial papers (promissory notes)
—————————

On March 24, 2009 the Company issued commercial papers in the Chilean market under Series 2-A, line 46, in the amount of ThCh$ 15,000,000 (ThUS$25,875), maturing on December 15, 2009.

On April 2, 2009 commercial papers were issued in the Chilean market under Series 1-B, line 47, in the amount of ThCh$ 15,000,000 (ThUS$25,770), maturing on March 17, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable) (continued)

No. of Registration of the Instrument	Series		Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	06/30/09 ThUS$	06/30/08 ThUS$	Placement in Chile or abroad

Current portion of long-term bonds payable
446	C		150,000	UF	4.00%	12/01/2009	Semi-annual	Semi-annual	6,231	6,110	In Chile
184	A		-	US$	6.125%	10/15/2009	Semi-annual	At maturity	2,544	2,544	Abroad
564	H		-	UF	4.9%	07/05/2009	Semi-annual	At maturity	3,707	-	In Chile
563	G		-		$7.00%	07/05/2009	Semi- annual	At maturity	1,322	-	In Chile
563		I	-	UF	3.00%	10/01/2009	Semi- annual	At maturity	432	-	In Chile
563		J	-		$5.50%	10/01/2009	Semi- annual	At maturity	1,305	-	In Chile
Total Current Portion									15,541	8,654

Long-term bonds payable
446	C		2,475,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	97,453	101,063	In Chile
184	A		200,000,000	US$	6.125%	04/15/2016	Semi-annual	At maturity	200,000	200,000	Abroad
563	G		21,000,000,000		$7.00%	01/05/2014	Semi- annual	At maturity	39,501	-	In Chile
564	H		4,000,000	UF	4.9%	01/05/2030	Semi- annual	Semi-annual installments as of 2019	157,500	-	In Chile
563	I		1,500,000	UF	3.0%	04/01/2014	Semi- annual	At maturity	59,063	-	In Chile
563	J		52,000,000,000		$5.5%	04/01/2014	Semi- annual	At maturity	97,812	-	In Chile
Total Long-term									651,329	301,063

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Commercial Papers and Bonds Payable) (continued)

Negotiable instruments (commercial papers)

						BOOK VALUE
REGISTRATION No. OR INSTRUMENT I.D.	SERIES	INDEXATION UNIT	NOMINAL VALUE	PROMISSORY NOTE OR LINE OF CREDIT MATURITY	INTEREST RATE	06-30-2009	06-30-2008	PLACEMENT IN CHILE OR ABROAD
46	2-A	-	15,000,000	12-15-2009	3.3200%	27.788	-	-
47	1-B	-	15,000,000	03-17-2010	3.6000%	27.507	-	-

					TOTAL	55.295	-

Note 14 - Accrued Liabilities

As of June 30, 2009 and 2008, accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Provision for royalties Corfo	5,083	3,930
Provision for employee compensation and legal costs	640	652
Taxes and monthly income tax installment payments	17,085	5,883
Vacation accrual	12,417	10,310
Marketing expenses	2,777	8,800
External auditor fees	444	453
Benefits for employees	11,100	15,306
Other accruals	2,347	3,384
Total current liabilities	51,893	48,718

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes

a)         At June 30, 2009 and 2008 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2009	2008
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	764,716	487,853
Accumulates tax basis retained earnings without tax credit	125,153	3,956
Tax loss carry-forwards (1)	23,343	40,603
Credit for shareholders	156,516	99,744

(1) Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2009 and 2008 represented a net liability of ThUS$7,927 and ThUS$51,755 respectively, and consisted of:

2009	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	5,602	1,867	-	-
Vacation accrual	2,037	-	-	-
Unrealized gain on sale of products	82,102	-	-	-
Provision for obsolescence	-	3,178	-	-
Production expenses	-	-	37,339	-
Accelerated depreciation	-	-	-	75,422
Exploration expenses	-	-	-	4,996
Capitalized interest	-	-	-	10,022
Staff severance indemnities	-	-	-	2,581
Fair value recognition	-	3,061	-	-
Leased assets	-	101	-	-
Capitalized expenses	-	-	-	2,081
Tax loss carry-forwards	2,024	12,049	-	-
Deferred revenue	362	-	-	-
Accrued interest	624	-	-	-
Benefits for employees	11	3,107	1	-
Deferred Tax Royalty	1,767	-	-	5,059
Accrued Gain from Exchange Insurance	-	-	1,079	-
Other	4,771	11,120	-	473
Total gross deferred taxes	99,300	34,483	38,419	100,634
Total complementary accounts	-	-	-	(12,623)
Valuation allowance	(10,322)	(4,958)	-	-
Total deferred taxes	88,978	29,525	38,419	88,011

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	555	1,360	-	-
Vacation accrual	1,658	-	-	-
Unrealized gain on sale of products	40,250	-	-	-
Provision for obsolescence	-	3,940	-	-
Production expenses	-	-	26,596	-
Accelerated depreciation	-	-	-	63,707
Exploration expenses	-	-	-	4,705
Capitalized interest	-	-	-	8,731
Staff severance indemnities	-	-	-	1,703
Fair value recognition	-	2,085	-	-
Leased assets	-	193	-	-
Capitalized expenses	-	-	-	904
Tax loss carry-forwards	-	8,922	-	-
Accrued gain from exchange insurance	-	-	1,873	-
Deferred revenue	1,430	-	-	-
Accrued interest	620	-	-	-
Benefits for employees	-	2,023	-	-
Other	1,372	5,605	1	400
Total gross deferred taxes	45,885	24,128	28,470	80,150
Total complementary accounts	-	-	-	(14,620)
Valuation allowance	(19,929)	(7,839)	-	-
Total deferred taxes	25,956	16,289	28,470	65,530

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 15 - Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2009	2008
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(2,590)	543

Provision for current income tax	(52,790)	(53,693)

Effect of deferred tax assets and liabilities	(4,282)	17,594

Tax benefit for tax losses	7,605	(16,960)

Effect of amortization of complementary accounts	(892)	(1,012)

Effect on deferred tax assets and liabilities due to changes in valuation allowance	10,485	10,449
Other tax charges and credits	-	(2)
Total income tax expense	(42,464)	(43,081)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Long-term accrued liabilities

Long-term accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Staff severance indemnities (2)	27,682	21,170
Benefits for employees (1)	12,500	11,900
Site closing provision	3,375	1,992
Balance as of June 30	43,557	35,062

(1) These provisions correspond to retention bonuses for the Company’s executives. The value of these bonuses is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011.

(2)  Staff severance indemnities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Opening balance	22,129	20,679
Increases in obligation	2,073	3,195
Payments	(882)	(1,324)
Exchange difference	4,170	(1,380)
Other difference	192	-
Balance As of June 30	27,682	21,170

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	38,184	46,948	1,608	(6,785)
Ajay SQM Chile S.A.	4,443	3,952	(284)	(326)
SQM Nitratos México S.A. de C.V.	5	8	5	5
Fertilizantes Naturales S.A.	98	473	326	(349)
SQM Indonesia S.A.	(30)	(30)	(2)	9
SQM Potasio S.A.	11	8	(3)	(3)
Total	42,711	51,359	1,650	(7,449)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a) Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Interim		Retained	Net
	Number	capital	Reserves	stage	Dividends		earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Balance as of January 1, 2008	263,196,524	477,386	163,442	-	-		361,587	180,021	1,182,436
Transfer 2006 net income to retained earnings	-	-	-	-	-		180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	-		(117,014)	-	(117,014)
Accumulated deficit from subsidiaries in development stage	-	-	-	-	-		-	-	-
Other comprehensive income	-	-	(255)	-	-		-	-	(255)
Net income for the year	-	-	-	-	-		-	190,496	190,496
Balance As of June 30, 2008	263,196,524	477,386	163,187	-	-		424,594	190,496	1,255,663
Balance January 1,2009	263,196,524	477,386	159,721		(100,000	)-	424,594	501,407	1,463,108
Transfer 2007 net income to retained earnings	-	-	-	-	-		501,407	(501,407)	-
Declared dividends 2009	-	-	-	-	100,000-		(325,915)	-	(225,915)
Interim dividends	-	-	-	-			-	-
Other comprehensive income	-	-	1,033	-	-		-	-	1,033
Net income for the year	-	-	-	-	-		-	169,395	169,395
Balance as of June 30, 2009	263,196,524	477,386	160,754	-	-		600,086	169,395	1,407,621

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b)  In consideration of the current distribution of shares, the Company has a controlling interest Group composed of Pampa Calichera S.A. and the Kowa Group by virtue of the Joint Action Agreement subscribed on December 21, 2006.

c) Interim Dividends

At Board of Directors Meeting held on October 28, 2008 the directors agreed to distribute an interim dividend of US$0.37994 per share as of November 21, 2008 for a total amount of ThUS$ 100,000 and lower than 30% of distributable net income for commercial year 2008, accrued as of September 30, 2008. The above was charged to net income for that commercial year, payable to the shareholders of Sociedad Química y Minera de Chile S.A. registered in the respective registry on the fifth business day prior to November 21, 2008, in its equivalent in Chilean pesos based on the value of the observed dollar or US dollar published in the Official Gazette on Friday, November 14, 2008.

d) Final Dividend

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2009 agreed to pay and distribute, in accordance with the respective dividends policy, an annual dividend in the amount of ThUS$325,915 equivalent to 65% of distributable net income obtained during the 2008 commercial year.  The amount of ThUS$100,000 (US$0.37994 per share) was discounted from that final dividend since it had already been paid as an interim dividend.  The balance, in the amount of ThUS$225,915 (US$0.85835 per share), was paid and distributed to the shareholders of SQM registered in the respective shareholders’ registry on the fifth business day prior to the date on which it was paid.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

e) Other information

The detail of other reserves is as follows:

		For the six months ended June 30, 2009	As of June 30, 2009
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	848	14,135
Comercial Hydro S.A.	(1)	-	(725)
SQMC Internacional Ltda.	(1)	-	(35)
Proinsa Ltda.	(1)	-	(26)
Isapre Norte Grande Ltda.	(1)	51	6
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	53	141
Asociación Garantizadora de Pensiones	(1)	4	(19)
Sales de Magnesio Ltda.	(1)	56	66
Sociedad de Servicios de Salud S.A.	(1)	21	35
SQM North America Corp.	(3)	-	(4,186)
SQM Dubai Fzco.	(1)	-	(12)
Ajay Europe SARL	(1)	-	343
Other Companies	(1)	-	717
Total other comprehensive income		1.033	160,754

(1) Corresponds to translation adjustments and monetary correction.
(2) Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government.
(3) Corresponds to a change in the valuation of the Companys under-funded pension plan.

Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The preferential voting rights of each series are as follows:

Note 18 - Shareholders’ Equity (continued)

Series A:	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B:	1)A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 19 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end.  Changes in fair value are recognized in income with the liability recorded in other current liabilities.  Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2009 the Company’s derivative instruments are as follows:

2009	Notional or		Description of the			Income	Income
Type of	Covered	Expiration	contract	Position	(Liability)Asset	(loss)	(not)
Derivative	Amount		type	purchase/sale	amount	recorded	recorded
	ThUS$				ThUS$	ThUS$	ThUS$

Swap	89.802	4th Quarter of 2026	Exchange rate	P	103,359	13,460	3,742
Swap	33,673	1 st Quarter of 2014	Exchange rate	P	39,501	6,282	764
Swap	42,822	1 st Quarter of 2013	Exchange rate	P	49,219	6,322	53
Swap	43,116	1 st Quarter of 2013	Exchange rate	P	49,219	6,041	164
Swap	46,220	1 st Quarter of 2014	Exchange rate	P	48,906	2,820	(1,281)
Swap	46,220	1 st Quarter of 2014	Exchange rate	P	48,906	2,822	(477)
Swap	56,041	1 st Quarter of 2014	Exchange rate	P	59,063	2,782	(1,246)
US dollar Forward	25,349	4th Quarter of 2009	Exchange rate	S	22,490	2,859	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	4,655	345	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	4,650	350	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	4,702	298	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	4,812	188	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	4,806	194	-
US dollar Forward	6,000	3rd Quarter of 2009	Exchange rate	S	5,746	254	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	5,005	(5)	-
US dollar Forward	5,000	3rd Quarter of 2009	Exchange rate	S	5,009	(17)	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Derivative Instruments(continued)

2009	Notional or		Description of the			Income	Income
Type of	Covered	Expiration	contract	Position	(Liability)Asset	(loss)	(not)
derivative	Amount		type	purchase/sale	amount	recorded	recorded
	ThUS$				ThUS$	ThUS$	ThUS$

OE	5,280	3rd Quarter of 2009	Exchange rate	P	5,120	(160)	-
OE	6,664	3rd Quarter of 2009	Exchange rate	P	6,410	(254)	-
OE	6,965	3rd Quarter of 2009	Exchange rate	P	6,896	(69)	-
OE	6,925	3rd Quarter of 2009	Exchange rate	P	6,858	(68)	-
OE	4,805	3rd Quarter of 2009	Exchange rate	P	4,711	(94)	-
OE	5,024	3rd Quarter of 2009	Exchange rate	P	5,017	(6)	-
OE	4,928	3rd Quarter of 2009	Exchange rate	P	4,921	(7)	-
OE	2,405	3rd Quarter of 2009	Exchange rate	P	2,304	(101)	-
OE	3,656	3rd Quarter of 2009	Exchange rate	P	3,481	(175)	-
OE	2,646	3rd Quarter of 2009	Exchange rate	P	2,555	(90)	-
OE	67,985	3rd Quarter of 2009	Exchange rate	P	66,625	-	(1,360)
OE	58,219	3rd Quarter of 2009	Exchange rate	P	56,074	-	(2,145)
OE	56,025	3rd Quarter of 2009	Exchange rate	P	56,025	(553)	-
US dollar Forward	10,050	3rd Quarter of 2009	Exchange rate	P	9,421	(629)	-
US dollar Forward	20,091	3rd Quarter of 2009	Exchange rate	P	18,833	(1,258)	-
US dollar Forward	10,035	3rd Quarter of 2009	Exchange rate	P	9,514	(521)	-
US dollar Forward	19,350	3rd Quarter of 2009	Exchange rate	P	18,352	(998)	-
US dollar Forward	10,052	3rd Quarter of 2009	Exchange rate	P	9,533	(519)	-
US dollar Forward	10,056	3rd Quarter of 2009	Exchange rate	P	9,500	(555)	-
US dollar Forward	10,022	3rd Quarter of 2009	Exchange rate	P	9,393	(628)	-
US dollar Forward	10,051	3rd Quarter of 2009	Exchange rate	P	9,443	(608)	-
US dollar Forward	10,051	3rd Quarter of 2009	Exchange rate	P	9,440	(611)	-
US dollar Forward	5,022	3rd Quarter of 2009	Exchange rate	P	4,859	(163)	-
US dollar Forward	4,018	3rd Quarter of 2009	Exchange rate	P	3,891	(127)	-
US dollar Forward	10,057	3rd Quarter of 2009	Exchange rate	P	9,745	(312)	-
US dollar Forward	10,033	3rd Quarter of 2009	Exchange rate	P	10,104	71	-
US dollar Forward	10,059	3rd Quarter of 2009	Exchange rate	P	10,139	81	-
OE	1,617	3rd Quarter of 2009	Exchange rate	S	1,463	(154)	-
US dollar Forward	6,900	3rd Quarter of 2009	Exchange rate	P	6,284	-	(616)
US dollar Forward	2,000	3rd Quarter of 2009	Exchange rate	P	1,724	-	(276)
US dollar Forward	26,666	3rd Quarter of 2009	Exchange rate	P	24,447	(2,219)	-
US dollar Forward	3,500	3rd Quarter of 2009	Exchange rate	P	3,174	(326)	-
US dollar Forward	6,000	4th Quarter of 2009	Exchange rate	P	5,748	(252)	-
US dollar Forward	3,100	1st Quarter of 2010	Exchange rate	P	2,886	(214)	-
US dollar Forward	4,800	2ndQuarter of 2010	Exchange rate	P	4,542	(258)	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)Non-operating income

	2009	2008
	ThUS$	ThUS$

Interest income	7,860	5,508
Recovery of doubtful accounts	30	607
Insurance recoveries	137	334
Reversal of obligations with third parties	704	2,043
Gain on sale of investments in related companies	-	1,387
Sale of mining concessions	55	721
Rental of property, plant and equipment	513	559
Fines collected from third parties	41	23
Discounts obtained	652	285
Compensation received	31	147
Equity participation in net income of unconsolidated subsidiaries	2,253	9,666
Sale of property, plant and equipment	173	708
Other income	746	1,132
Total	13,195	23,120

b)Non-operating expenses

	2009	2008
	ThUS$	ThUS$

Investment plan expenses and adjustment of property, plant and equipment realization value	7,990	6,120
Interest expense	15,750	10,359
Equity participation in net losses of unconsolidated subsidiaries	731	34 77
Amortization of goodwill	1,088	1,113
Net foreign exchange losses	6,270	2,927
Work disruption expenses	95	209
Non-recoverable taxes	254	239
Accrual for loss in auction	1,000	300
Provision for legal expenses and third party compensation	211	578
Training and donation expenses	560	683
Amortization of information	202	202
Insurance claim	-	500
Consulting services	23	55
Other expenses	667	1,099
Total	34,841	24,418

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2009	2008
	ThUS$	ThUS$
Property, plant and equipment	(46)	-
Other assets and liabilities	29	168
Shareholders’ equity	161	(261)
Net price-level restatement	144	(93)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Assets and Liabilities Denominated in Foreign Currency

	2009	2008
	ThUS$	ThUS$
Assets
Chilean pesos	366,216	159,173
US dollars	2,439,452	1,905,554
Euros	86,796	86,353
Japanese Yen	1,252	1,058
Brazilian Real	296	524
Mexican pesos	5,931	1,013
UF	18,431	42,266
South African Rand	8,249	19,437
Dirhams	14,554	20,989
Other currencies	17,369	15,288

Current liabilities
Chilean pesos	150,921	165,075
US dollars	323,544	174,777
Euros	29,888	19,852
Japanese Yen	43	39
Brazilian Real	1,650	1,872
Mexican pesos	1,549	4,043
UF	10,645	7,881
South African Rand	808	2,335
Dirhams	381	1,481
Other currencies	89	1,326

Long-term liabilities
Chilean pesos	163,746	20,354
US dollars	509,908	443,162
Japanese Yen	279	201
UF	314,340	101,649
Mexican pesos	414	575
Other currencies	9	11

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance Shares and Debt Titles

Bond issuance and placement expenses are presented in Other Long-term Assets.  The portion to be amortized within a year is shown in Other Current Assets, amortized using the straight-line method, over the term of the documents.  That amortization is presented as a financial expense.

As of June 30, 2009 and 2008 the detail is as follows:

	Other Assets		Amortization
	Short term 2009	Long term 2009	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Single-series Placement Expenses	293	1,683	147	147
Series C Placement Expenses	285	2,309	148	156
Series G Placement Expenses	137	477	68
Series H Placement Expenses	133	2,701	69
Series J Placement Expenses	550	2,061	137
Series I Placement Expenses	340	1,274	85

Total	1,738	10,505	654	303

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 24 – Commitments and Contingencies

I.         Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

	1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
		Defendant	: Sociedad Química y Minera de Chile S.A.
		Date of lawsuit	: December 1994
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Cesard 1 to 29
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 211

	2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
		Defendant	: SQM S.A.
		Date of lawsuit	: November 1999
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Paz II 1 to 25
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 162

	3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
		Defendant	: SQM S.A.
		Date of lawsuit	: November 1999
		Court	: Civil Court of Pozo Almonte
		Cause	: Partial annulment of mining property, Paz III 1 to 25
		Instance	: Evidence provided
		Nominal amount	: ThUS$ 204

	4.	Plaintiff	: Angélica Allende and her sons Iván Molina and Cristóbal Molina
		Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and,
subsidiarily, SQM Nitratos S.A. and its insurance companies
		Date of lawsuit	: May 2008
		Court	: Labor Court of Antofagasta
		Cause	: Work accident
		Instance	: Suit being answered
		Nominal amount	: ThUS$ 670

	5.	Plaintiff	: Nancy Erika Urra Muñoz
		Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and
its insurance companies.
		Date of lawsuit	: December 2008
		Court	: 1st Civil Court of Santiago
		Cause	: Work accident
		Instance	: Response.
		Nominal amount	: ThUS$ 550

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 24 – Commitments and Contingencies (continued)

6.	Plaintiff	: Agraria Santa Aldina Limitada
	Defendant	: SQM Perú S.A.
	Date of lawsuit	: June 2009
	Court	: Civil Court of Pisco - Peru
	Cause	: Damage indemnity lawsuit for alleged non-compliance with the terms of the product distribution agreement
	Instance	: Response
	Nominal amount	: ThUS$6,000

II. SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in certain judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of  SQM S.A. and its subsidiaries.

III. Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in certain judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it in the total approximate amount of ThUS $ 900.

IV. SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their regular activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

V. SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those mentioned in paragraph I above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 24 – Commitments and Contingencies (continued)

b) Restrictions:

The bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of loans of the same nature that have been in force from time to time and which, among others, are related to maximum debt and minimum shareholders’ equity. Except for the above, SQM S.A. is not exposed to other restrictions in its management or to financial indicator limits by contracts or covenants with creditors.

c) Commitments:

Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income a value of ThUS$ 9,531 in 2009 (ThUS$ 7,124 in 2008).

II. Indirect Guarantees

The guarantees that do not have a pending payment balance reflect, indirectly that the respective guarantees are in force and approved by the Company’s Board of Directors and that they have not been used by the corresponding subsidiary.

Note 25 – Third Party Guarantees

As of June 30, 2009 and 2008 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2009	2008
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	175,080	100,230
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,114	80,226
Export Development Canada.	SQM Investment Corpotation N.V.	Subsidiary	50,022	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Sureties Obtained from Third Parties

The main solidary pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	1,943
Fertglobal Chile Ltda. y Bramelli	3,197
Tattersall S.A.	1,082

Note 27 - Sanctions

During 2009 and 2008, the SVS did not apply sanctions to the Company, its directors or managers.

Note 28 – Subsequent Events

On July 15, 2009, the Board of Directors of Soquimich Comercial S.A. (SQMC) met in an extraordinary meeting held on July 14, 2009 and agreed to concur in the formation of a subsidiary in which SQMC will have a 70% participation and closely held corporation Callegari Agrícola S.A. will have a 30% participation.

This new company, which will be called "Comercial Agrorama Callegari Limitada", and which will have the synthetic name of "Agrorama Callegari Ltda." will have capital of Ch$800 million and its main line of business will be commercialization and distribution of fertilizers, pesticides and agricultural products or supplies.  The duration of this new subsidiary of SQMC will be 5 years as of July 14, 2009, with tacit and automatic renewal for 5-year periods.

Management is not aware of other significant events, occurred between June 30, 2009 and the date of issuance of these Consolidated Financial Statements (August 11, 2009), which could significantly affect them.

Note 29 – Environmental Projects

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by its principles indicated in its Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) bases in the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries As of June 30, 2009 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 5,650 and are detailed as follows:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects(continued)

	Future
	2009	Disbursements
	ThUS$	ThUS$
Projects
Enablement of money exchange and bathrooms	871	880
Environmental evaluation	308	420
Handling of household and industrial waste	852	186
Hazardous substance management	427	1,321
Salar (Salt deposit) environmental follow-up plan	353	150
Environmental studies	1,558	412
Improvements in M. Elena – Streets camp	117	623
Sanitary regulations PV Traffic Facilities	-	98
Environmental remediation	665	704
Environmental Management	* 499	**767
Total	5,650	5,561

(*) Corresponds to the 2008 Budget
(**)Corresponds to the 2009 Budget

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

Operations which use caliche as raw material are developed desert geographical areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations for the open-pit extraction of minerals, due to their low waste to mineral ratio, generate remaining deposits which slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operations.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. These particles mainly come from dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from environmental authorities for a project entitled “Technological Change at María Elena”. The operation of this project allows reduction of the particulate material emissions required by environmental regulations.  The project is in operation as of January 2009.  The old María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality.  The effectiveness of this project in respect to the improvement in air quality will be able to be evaluated upon completion of three years of operation, which is what the standard for MP10 requires.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and for contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities for the recording of Pre-Columbian and historical heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives for maintaining positive relationships with the surrounding community, as well as to participate in community development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, and development, and in order to do so, its acts both individually and in conjunction with both private and public entities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Significant Events

1.-On January 13, 2009 the Superintendency of Securities and Insurance was informed that Sociedad Química y Minera de Chile S.A. has successfully placed two series of bonds in the domestic market.  The first for UF 4,000,000 was placed with a term of 21 years, with amortization of principal starting in 2019 and at an annual interest rate of UF plus 5.05%.  The second, for ThCh$ 21,000,000 was placed with a term of 5 years, with a single amortization upon expiry of that term and an annual interest rate of 7.5% in nominal pesos.

The resources obtained of close to ThUS$ 173,000, will be used by SQM to finance their investment plan and refinance certain liabilities.

2.- On April 6, 2009, the Superintendency of Securities and Insurance was informed that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at the meeting held on April 6 of this year unanimously agreed to recommend payment of a final dividend of US$1.23829 per share at the next Ordinary Shareholders’ Meeting out of distributable net income obtained during the 2008 commercial year.  The amount of US$0.37994 which was already paid as an interim dividend must be discounted and the balance in the amount of US$0.85835 per share, will be paid and distributed to the shareholders of SQM that are registered in the respective registry on the fifth business day prior to the date on which it will be paid.

That proposal, once approved by the next Ordinary Shareholder’s Meeting of the Company which will be held on April 29, 2009, will allow it to effectively pay and distribute, in accordance with the respective dividends policy, an annual dividend equivalent to 65% of distributable net income obtained during the 2008 commercial year.

3.- On April 30, 2009, the Superintendency of Securities and Insurance was informed that the Board of Directors of Sociedad Química y Minera de Chile  (SQM), at a meeting held on April 28 of this year agreed to authorize the signing of a supply agreement in virtue of which SQM Salar S.A., subsidiary of Sociedad Química y Minera de Chile (SQM), will sell to PCS Sales (USA) Inc., subsidiary of Potash Corporation of Saskatchewan Inc., majority shareholder of SQM, an approximate amount of between 150 thousand and 250 thousand annual tons of potassium chloride to be commercialized by PCS in Japan, India and the People’s Republic of China, for the period from May 1, 2009 to May 1, 2012 and under similar terms and conditions to those prevailing in the market at the relevant moment.

4.- On May 8, 2009, the Superintendency of Securities and Insurance was informed that on May 8, 2009, Sociedad Química y Minera de Chile S.A.(SQM) has successfully placed two series of bonds in the Chilean market.  Series I was placed in the amount of UF 1,500,000 for a 5-year term, with single amortization at maturity and a 3.67% annual interest rate.  Series J was placed in the amount of Th$52,000,000 for a 5-year term, also with single amortization at maturity and a 6.14% annual interest rate in nominal pesos.

The funds obtained with this issuance, of close to ThUS$148,000, will be used by SQM to refinance the company’s short and long-term liabilities and its investment plan.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 31 – Unearned Income

During the periods ended June 30, 2009 and 2008, the Company maintains unearned income related to the recognition of sales invoices the delivery of which will occur subsequent to the close of the financial statements.  The detail is as follows:

	2009	2008
	ThUS$	ThUS$

Unearned income	27,722	79,511

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 32 – Time Deposits

Bank of the Investment	Kind of Deposit	Currency of Origin	Interest Rate	Investment Date	Expiration Date	Capital in ThUS$	Accrued Interest in ThUS$	Balance Present Year in ThUS$	Balance Previous Year in ThUS$
Banco Santander- Santiago	Fixed Term	Chilean Pesos	0.13%	06-25-2009	08-24-2009	41,382	9	41,391	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.14%	06-25-2009	08-24-2009	20,691	5	20,696	-
Banco Santander- Santiago	Fixed Term	Chilean Pesos	0.15%	6-03-2009	08-03-2009	10,581	14	10,595	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.11%	06-01-2009	07-01-2009	20,330	22	20,352	-
Banco Santander- Santiago	Fixed Term	Chilean Pesos	0.14%	06-01-2009	07-01-2009	10,545	14	10,559	-
Banco de Chile	Fixed Term	Chilean Pesos	0.14%	06-01-2009	07-31-2009	10,545	14	10,559	-
Banco Santander- Santiago	Fixed Term	Chilean Pesos	0.14%	06-05-2009	07-06-2009	10,637	12	10,649	-
Banco de Chile	Fixed Term	Chilean Pesos	0.13%	06-10-2009	08-10-2009	10,634	9	10,643	-
Corpbanca	Fixed Term	Chilean Pesos	0.13%	06-10-2009	08-10-2009	10,637	9	10,646	-
Corpbanca	Fixed Term	Chilean Pesos	0.12%	06-17-2009	08-06-2009	4,138	2	4,140	-
Banco de Chile	Fixed Term	Chilean Pesos	0.11%	06-17-2009	08-06-2009	5,177	2	5,179	-
Corpbanca	Fixed Term	Chilean Pesos	0,12%	06-17-2009	08-18-2009	10,346	5	10,351	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.14%	06-26-2009	07-27-2009	9,950	2	9,952	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.15%	06-26-2009	08-25-2009	9,951	2	9,953	-
Corpbanca	Fixed Term	Chilean Pesos	0.16%	05-14-2009	08-17-2009	10,628	27	10,655	-
Corpbanca	Fixed Term	Chilean Pesos	0.16%	05-14-2009	08-19-2009	3,507	9	3,516	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.14%	05-14-2009	08-19-2009	17,748	39	17,787	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.08%	06-30-2009	07-09-2009	3,950	0	3,950
Banco Itau	Fixed Term	US dollar	1.25%	05-11-2009	07-10-2009	8,000	14	8,014	-
Corpbanca	Fixed Ternm	US dollar	1.07%	05-11-2009	07-10-2009	4,500	7	4,507	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.08%	06-25-2009	07-14-2009	10,534	3	10,537	-
Citibank N.A	Overnight	US dollar	0.10%	06-30-2009	07-01-2009	122	-	122	5,857
Citibank N.A	Overnight	US dollar	0,10%	06-30-2009	07-01-2009	2,685	-	2,685	-
Corpbanca	Fixed Term	Chilean Pesos	2.90%	06-24-2009	07-27-2009	3,709	1	3,710	-
Corpbanca	Fixed Term	Chilean Pesos	2.50%	06-25-2009	07-27-2009	897	-	897	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	3.80%	06-26-2009	07-27-2009	900	-	900	-
Citibank N.A	Overnight	US dollar	0.10%	06-30-2009	07-01-2009	1,986	-	1,986	-
BBVA Banco Bilbao Vizcaya	-	-	-	-	-	-	-	-	92
Bancomer	-	-	-	-	-	-	-	-	487
						254,710	221	254,931	6,436

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: September 25, 2009